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                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K
                Report of Foreign Private Issuer Pursuant to Rule
             13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of July 2001

                        Commission File Number 001-15190

                        SATYAM COMPUTER SERVICES LIMITED
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                 (Translation of registrant's name into English)

                                Republic of India
                 (Jurisdiction of incorporation or organization)

                            Satyam Technology Center
                              Bahadurpally Village
                               Qutbullapur Mandal,
                             R.R. District - 500855
                            Hyderabad, Andra Pradesh
                                      India
                                (91) 40-309-7505
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F   X             Form 40-F
                                   -----                     -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                     No   X
                             -----                  -----

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

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                                TABLE OF CONTENTS

1.       Other Events

         On July 11, 2001, the Company issued a press release announcing the audited financial results for the quarter ended June 30, 2001 prepared under Indian generally accepted accounting principles and providing an updated outlook for fiscal 2002. A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.

2.       Exhibits

         99.1  Press release of the Company dated July 11, 2001.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 16, 2001


                                             SATYAM COMPUTER SERVICES
                                             LIMITED


                                             By: /s/ G. Jayaraman
                                                 -------------------------------
                                             Name:  G. Jayaraman
                                             Title: Vice President Corporate
                                                    Affairs and Company
                                                    Secretary



                                  EXHIBIT INDEX


99.1  Press release of the Company dated July 11, 2001.